February 14, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington DC, 20549

Attn: Rucha Pandit

Re:	Wellgistics Health, Inc.
Registration Statement on Form S-1, as amended
Registration No. 333-280945

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Wellgistics Health, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement, as amended (the “Registration Statement”), be accelerated to 4:30 p.m., Eastern Standard Time, on February 14, 2025, or as soon thereafter as practicable unless we or our outside counsel, Dykema Gossett PLLC, request by telephone that such Registration Statement be declared effective at some other time.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dykema Gossett PLLC, by calling Kate L. Bechen at (414) 488-7321. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Dykema Gossett PLLC, Attention: Kate L. Bechen by email to kbechen@dykema.com.

If you have any questions regarding this request, please contact Kate Bechen of Dykema Gossett PLLC at (414) 488-7333.

Very truly yours,

WELLGISTICS HEALTH, INC.

By:	/s/ Tim Canning
Name:	Tim Canning
Title:	Chief Executive Officer